250 West 55th Street New York, NY 10019-9601 Telephone: 212.468.8000 Facsimile: 212.468.7900 www.mofo.com morrison & foerster llp

beijing, berlin, brussels, denver,
hong kong, london, los angeles,
new york, northern virginia,
palo alto, sacramento, san diego,
san francisco, shanghai, singapore,
tokyo, washington, d.c.

Writer’s Direct Contact +1 (212) 468.8163 JTanenbaum@mofo.com

July 16, 2014

Via EDGAR and by Courier

Katherine Wray, Esq.

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Mobileye N.V.
Registration Statement on Form F-1
Filed June 19, 2014
Amendment No. 1 to Registration Statement on Form F-1
Filed June 25, 2014
Amendment No. 2 to Registration Statement on Form F-1
Filed July 9, 2014
File No. 333-196898
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted June 17, 2014

Dear Ms. Wray:

On behalf of our client, Mobileye N.V. (the “Company”), we are, concurrently herewith, filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 3 to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) referenced above. The Registration Statement incorporates responses to the comments transmitted by the Staff to us on July 14, 2014 on Amendment No. 2 to the Company’s Registration Statement filed with the Commission on July 9, 2014. Below, we identify in bold each Staff comment and note in regular type our response. Page number references in our responses refer to the Registration Statement. Capitalized terms used but not defined herein have the definitions set forth in the Registration Statement.

Katherine Wray, Esq.

July 16, 2014

General

Business

Our Customers

OEMs, page 78

1.	We note your response to prior comment 6. Based upon our discussion with counsel on July 14, 2014, we understand that you now intend to file as exhibits the documents relating to your largest production program contracts. To the extent that you determine not to file these documents, please provide us with further support of your assertion that you are not required to do so.

The Company thanks the Staff for its comment and has filed the purchase order contracts for the production programs that represented more than 10% of its total revenues in 2013 and the Company’s standard terms and conditions. Concurrently with the filing of Amendment No. 3 to the Registration Statement and this letter, the Company is also requesting confidential treatment with respect to certain of the commercial and financial terms set forth in the filed purchase order contracts.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 8 Equity, page F-20

2.	We note your response to prior comment 8 and it is unclear to us how you determined the $4.5 million in expense recorded in 2013. In this regard, we note that the total expense related to these options is $10.8 million and the options vest over a four year period. Please provide us with your calculation supporting the $4.5 million in expense recorded in 2013.

As described in Note 2(r) to our consolidated financial statements, “the Company elected to recognize compensation cost for awards that have a graded vesting schedule using the accelerated multiple-option approach."” We have valued each tranche separately based on the expected term of each tranche as per ASC 718-20-55-26. The grant to our two officers began vesting in March 2013 and was calculated as follows:

Vesting Year	# of Options	Value (M)	% of Vesting in Year 1	First Vesting Year Expense	10 of 12 months (March – December)	Calculated Expense
1	225,000	$2.4 M	100%	$2.40 M	83.33%	$2.00 M
2	225,000	$2.5 M	50%	$1.25 M	83.33%	$1.04 M
3	225,000	$2.9 M	33%	$0.96 M	83.33%	$0.80 M
4	225,000	$3.0 M	25%	$0.75 M	83.33%	$0.62 M

	900,000	$10.8 M				$4.46 M

* * * * *

Katherine Wray, Esq.

July 16, 2014

In submitting this comment response letter, the Company has authorized us to acknowledge on its behalf that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Katherine Wray, Esq.

July 16, 2014

We wish to thank the Staff in advance for its time and attention to this Registration Statement, as well as to our comment responses. Should you have any additional questions or concerns, please call me at 212-468-8163.

Sincerely,

James R. Tanenbaum

cc:	Phyllis G. Korff Yossi Vebman